Mail Stop 4561

February 19, 2009

VIA USMAIL and FAX (973) 597 - 6422

Ms. Cynthia Ward
Chief Financial Officer
Orange REIT, Inc.
78 Okner Parkway
Livingston, New Jersey 07039

> **Re: Orange REIT, Inc.**
> **Form 10-K for the year ended 12/31/2007**
> **Filed on 3/31/2008 and 6/4/2008**
> **File No. 333-131677**

Dear Ms. Cynthia Ward:

We issued comments to you on the above captioned filing on December 22, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 5, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 5, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief